May 26, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Specialty Series
Post-Effective Amendment No. 26 to Registration Statement on Form N-1A
Securities Act File No. 333-111662
Investment Company Act File No. 811-21482

Dear Mr. O’Connor:

On behalf of SunAmerica Specialty Series (the “Registrant”), we are hereby filing Post-Effective Amendment No. 26 to the Registrant’s Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 26 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).  The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective on May 31, 2011.  We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.  The Amendment contains the prospectus and Statement of Additional Information for SunAmerica Global Trends Fund (the “Fund”), a series of the Registrant.

The Amendment is being filed to respond to comments provided by you to the undersigned via facsimile transmission on May 4, 2011 regarding Post-Effective Amendment No. 24 to the Registrant’s Registration Statement (containing the prospectus and Statement of Additional Information for the Fund) and to make certain other changes.

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 1:            Please move the location of the privacy statement included in the beginning of the prospectus, as it should not be included with the summary section.

Response:                                                                The privacy statement is not included as part of the summary section, but rather is a separate document that is not part of the prospectus.  The privacy statement conspicuously states at the top of the page that it is not part of the prospectus.  Accordingly, the Registrant has not moved the location of the privacy statement.

Comment No. 2:            In the fee table, please indent the sub-captions entitled “Other Expenses of the Fund” and “Other Expenses of the Subsidiary (including Subsidiary Management Fee)” to make it clear that such captions are sub-captions of “Other Expenses.”

Response:                                                                The above-referenced sub-captions are indented. Though they do not appear indented in the EDGAR format version of the prospectus, they do appear so on the typeset version of the prospectus.

Comment No. 3:            Please delete the phrase “Before Fee Waiver and/or Expense Reimbursement” from the “Total Annual Fund Operating Expenses” caption of the fee table.

Response:                                                                The Registrant has included the above-referenced phrase due to the fact that there are contractual fee waivers and/or expense reimbursements, and the Registrant therefore includes a row to show the “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements.”  The Registrant believes that the information in the fee table is currently presented in a clear manner and is helpful in distinguishing the two line items.  Accordingly, the Registrant has not deleted the above-referenced phrase.

Comment No. 4:            Please revise the caption “Fee Waiver and/or Expense Reimbursement” in the fee table to state “Fee Limitation and/or Expense Reimbursement.”  Please also revise the language in footnote 5 to state that SunAmerica is contractually obligated to “limit” its fees, instead of “waive” its fees.

Response:                                                                The caption referenced above, as currently stated, is taken verbatim from the caption example provided in Instruction 3(e) to Item 3 of Form N-1A.  Further, SunAmerica does not have a specific limit on its management fee, but rather will waive its fee to the extent necessary under the expense caps agreed to in the Expense Limitation Agreement.  The current language is also consistent with the wording of the Expense Limitation Agreement.  Accordingly, the Registrant respectfully declines to take these comments.

Comment No. 5:            Please delete footnote 3 to the fee table, as it is not permitted nor required by Form N-1A.  Please also combine footnotes 4, 5 and 6 into a single footnote.

Response:                                                                The Registrant believes that the information contained in footnote 3 is permitted and is necessary.  Many investors are not accustomed to investing in mutual funds that invest a portion of their assets in a wholly-owned subsidiary, and therefore would not have an understanding of such arrangement without an adequate description. Accordingly, the Registrant has not deleted footnote 3, but has combined the information that was contained in footnotes 3 and 4 into a single footnote in an effort to reduce the number of footnotes.  The Registrant has also combined the information that was contained in footnotes 5 and 6 into a single footnote.

Comment No. 6:            Please add language to footnote 5 to the fee table to clarify that the fee waiver and expense reimbursement cannot be terminated for at least one year from the date of the prospectus.

Response:                                                                The Registrant respectfully declines to revise the above-referenced footnote regarding the contractual fee waiver and/or expense reimbursement. The footnote discloses that the Expense Limitation Agreement will continue indefinitely. The Registrant believes that the Fund’s presentation of applicable fee waivers and/or expense reimbursements is consistent with requirements of Form N-1A, as the expectation is that the Expense Limitation Agreement will continue indefinitely.  SunAmerica has no right or ability to terminate the Expense Limitation Agreement.  If the Board of Trustees were to terminate the Expense Limitation Agreement with respect to the Fund prior to one year from the date of the effective date of the prospectus, the Registrant would supplement the prospectus accordingly.

Comment No. 7:            In footnote 6 to the fee table, please clarify that waivers and reimbursements are subject to recoupments within the following two years after the date that the amount was waived and/or reimbursed.

Response:                                                                The Registrant has revised the disclosure in the footnote to state that recoupment from the Fund may be made “within the two years after the occurrence of the waiver and/or reimbursement…”

Comment No. 8:            Please confirm that only the “1 Year” expenses in the expense example are shown net of all waivers and/or reimbursements, and that the “3 Years” expenses are shown net of the Management Fee Waiver only.

Response:                                                                The expense example includes the effects of all applicable contractual fee waiver and/or expense reimbursements in the “1 Year” and “3 Years” examples. As discussed above, the Expense Limitation Agreement has an indefinite term.  There is no current expectation that the Expense Limitation Agreement will be terminated by the Board of Trustees. The release adopting amendments to Form N-1A states that “[t]his adjustment may be reflected only in the periods for which the expense reimbursement or fee waiver arrangement is expected to continue.”  As a result, the Registrant believes that it is appropriate to include the effect of the Expense Limitation Agreement in the presentation of both the “1 Year” and the “3 Years” expense example.

Comment No. 9:            The Staff generally requires a fund with the word “global” in its name to have a policy that, under normal circumstances, the Fund will invest significantly (at least 40% – unless market conditions are not deemed favorable by the adviser in which case the fund would invest at least 30%) in companies organized or having their principal place of business outside the U.S. or doing a substantial amount of business outside the U.S.   Given the Fund’s investment strategy of obtaining investment exposure by investing in futures instruments (as opposed to directly in companies), please explain how the Fund will comply with this Staff requirement.

Response:                                                                As disclosed in the prospectus, the Fund’s strategy involves a rules-based investment process whereby Wellington Management allocates assets across ten different asset classes by using futures instruments to gain exposure to such asset classes.  Many of these asset classes are foreign asset classes.  The Fund’s exposure to the various asset classes will fluctuate and is dependent upon the positive or negative signals identified by Wellington Management’s proprietary investment process.  To ensure that a significant amount of the various asset classes to which the Fund will seek exposure will be foreign, the Registrant has added disclosure to the investment strategies section stating that at least 40% of the asset classes included within the Fund’s allocation strategy will consist of foreign asset classes.  The Registrant has also included examples of foreign asset classes.

Comment No.10:           Please revise the description of the investment strategies so that it commences with a statement that the Fund will be invested exclusively in derivatives and collateral for such derivatives.

Response:                                                                The Registrant believes that it is more logical to first describe the investment strategies of the Fund, and then list the particular types of instruments in which the Fund principally invests to carry out such strategies.  Further, the Registrant notes that the investment strategies section in the summary is required by Item 4(a) of Form N-1A, which states that the disclosure should be based on the information given in response to Item 9(b).  Item 9(b) requires registrants to “[d]escribe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.”  The Item therefore suggests that a description of the types of securities should be included as a component of the description of the investment strategies.  Accordingly, the Registrant believes that its description of the Fund’s investment strategies is consistent with the requirements of Form N-1A.

Comment No.11:           Please confirm that the strategy and risk disclosure regarding derivatives is consistent with the guidance provided in the July 30, 2010 letter from Barry D. Miller of the Securities and Exchange Commission to the Investment Company Institute.

Response:                                                                The Registrant confirms that the strategy and risk disclosure regarding derivatives is consistent with the guidance provided in the above-referenced letter.  As part of the Fund’s principal investment strategies, the only derivatives in which the Fund intends to invest are futures contracts and futures-related instruments, including, but not limited to, equity index futures, fixed income futures, currency forwards, and commodity futures.  The prospectus specifically lists these instruments and adequate risk disclosure relating to each of these types of instruments is included in the prospectus.  To eliminate any ambiguity, the Registrant has deleted the risk factor entitled “Risks of Derivatives Instruments.”  The Registrant does not believe that such risk factor is necessary given the risk factors relating to the specific types of derivative instruments contained in the prospectus.

Comment No.12:           Please shorten the investment strategies section in the summary, as it is too long for a summary prospectus.

Response:                                                                The Registrant has deleted the fourth paragraph of the investment strategies section in the summary to reduce the length of such section.  The Registrant notes that the entire section is equivalent to less than one full page.

Comment No.13:           Please specifically disclose the types of investments in which the Subsidiary will invest.

Response:                                                                The Registrant has added a parenthetical to the “other investments” reference in the paragraph disclosing the types of securities in which the Subsidiary will invest to clarify that the term “other investments” means the repurchase agreements and money market instruments that will serve as collateral for the Subsidiary’s futures instruments.

Comment No. 14:          In the principal risks section of the summary, please describe the risks of leverage associated with investments in derivatives.

Response:                                                                The Registrant has added the following risk factor to the principal risks section of the summary:

“Leverage Risk. The Fund may invest in certain futures instruments that provide leveraged exposure. The Fund’s investment in these instruments generally requires a small investment relative to the amount of investment exposure assumed. As a result, such investments may cause the Fund to lose more than the amount it invested in those instruments.”

Comment No.15:           In the “Active Trading” risk factor, please clarify that active trading “will” result in high portfolio turnover, etc., instead of “may” result in high portfolio turnover, etc.  Please also add disclosure stating that active trading may result in increased tax liability for Fund shareholders.

Response:                                                                The requested changes have been made.

Comment No.16:           Please disclose the tax risks associated with derivatives investing.

Response:                                                                While the Registrant acknowledges that the tax treatment for derivatives may differ from the tax treatment for other financial instruments (e.g., stocks), the Registrant notes that the Statement of Additional Information contains disclosure discussing such tax treatment.

Comment No.17:           In the first sentence of the section entitled “Investing of $1 million or more:” on page 7 of the prospectus, please change the term “available” to “offered.”

Response:                                                                The requested change has been made.

Comment No.18:                                 The disclosure on page 17 of the prospectus regarding the IRS revenue rulings relating to investments to obtain commodity exposure is not clear.  Please revise.

Response:                                                                The Registrant has made a number of revisions to the above-referenced disclosure in an effort to add more detail to the description of the IRS revenue rulings.

Comment No.19:           Please move the disclosure required by Item 9 of Form N-1A to immediately follow the summary section.

Response:                                                                The Registrant respectfully declines to take this comment.  The instructions to Form N-1A state that the information required by Items 2-8 must be disclosed in numerical order at the front of the prospectus.  However, the instructions to Form N-1A do not state that the information required by Item 9 must follow the information required by Item 8.

Comment No. 20:          Please explain supplementally how the Fund’s investment strategies “achieve portfolio efficiency and reduce volatility.”

Response:                                                                The Fund’s investment strategy seeks to achieve portfolio efficiency by using futures instruments to gain exposure to the various asset classes.  The Fund’s investment strategy seeks to reduce volatility by adjusting its exposure to multiple asset classes depending on market conditions.  The Registrant has added disclosure to explain these points.

Comment No. 21:          Please confirm supplementally whether the Fund will be relying on an opinion of counsel until the Fund obtains a private letter ruling from the IRS permitting investments in the Subsidiary.

Response:                                                                The Fund will rely on an opinion of counsel until it obtains a private letter ruling from the IRS.

Comment No. 22:          Please include fundamental investment restrictions in the Statement of Additional Information relating to investing in real estate and commodities.

Response:                                                                The Registrant has added the following fundamental investment restriction to the Statement of Additional Information:

“the Fund may not:… buy or sell commodities or commodity contracts or real estate or interests in real estate, except, in each case, as permitted under the 1940 Act, and as interpreted or modified by a regulatory authority having jurisdiction, from time to time;”

Comment No. 23:          Please add greater specificity regarding the experience of each Trustee in the disclosure regarding each Trustee’s experience under the section entitled “Board and Committees” in the Statement of Additional Information.

Response:                                                                The Registrant respectfully declines to take this comment.  The Registrant believes that the disclosure regarding each Trustee’s experience is adequate and informative to shareholders and complies with the requirements of Form N-1A.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:           Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP